UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 7

to

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)

of the Securities Exchange Act of 1934

AMYLIN PHARMACEUTICALS, INC.

(Name of Subject Company)

AMYLIN PHARMACEUTICALS, INC.

(Names of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

032346108

(CUSIP Number of Class of Securities)

Daniel M. Bradbury

President and Chief Executive Officer

Amylin Pharmaceuticals, Inc.

9360 Towne Centre Drive

San Diego, California 92121

(858) 552-2200

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Nancy Lieberman, Esq.

Ann Beth Stebbins, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036

(212) 735-3000

[ ]   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 7 to the Schedule 14D-9 (“Amendment No. 7”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the SEC on July 10, 2012 (as amended or supplemented from time to time, and together with the exhibits thereto, the “Schedule 14D-9”), by Amylin Pharmaceuticals, Inc. (the “Company”), a Delaware corporation. The Schedule 14D-9 relates to the cash tender offer (the “Offer”) by B&R Acquisition Company, a Delaware corporation (“Merger Sub”) and a wholly-owned subsidiary of Bristol-Myers Squibb Company, a Delaware corporation (“Bristol-Myers Squibb”), to purchase all of the issued and outstanding shares of the Company’s common stock, par value $0.001 per share (each, a “Share”) at a purchase price of $31.00 per Share, net to the seller in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 10, 2012 (as amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”), each of which is attached to the Schedule TO (as amended or supplemented from time to time, and together with the exhibits thereto, the “Schedule TO”), filed by Bristol-Myers Squibb and certain of its affiliates, including Merger Sub, with the SEC on July 10, 2012. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, and are incorporated herein by reference.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 7.

ITEM 8.         ADDITIONAL INFORMATION.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following paragraphs at the end of such section:

“Exercise of the Top-Up Option and Completion of the Offer.

“The Offer and withdrawal rights expired at 5:00 PM, New York City time, on August 7, 2012. The Depositary has advised Bristol-Myers Squibb and Merger Sub that 140,550,153 Shares were validly tendered and not properly withdrawn (not counting as validly tendered Shares tendered pursuant to notices of guaranteed delivery and not actually delivered), representing approximately 85.55% of the issued and outstanding shares. All Shares that were validly tendered and not properly withdrawn have been accepted for payment in accordance with the terms of the Offer.

Pursuant to the Merger Agreement, Merger Sub has exercised its Top-Up Option, pursuant to which the Company shall issue Shares to Merger Sub, at a price per Share equal to the Offer Price, in an amount sufficient to ensure that Merger Sub and Bristol-Myers Squibb can effect a short-form merger under applicable Delaware Law.

As a result of the purchase of Shares in the Offer and the issuance of Shares pursuant to the Top-Up Option, Merger Sub and Bristol-Myers Squibb will have sufficient voting power to approve the Merger without the affirmative vote of any other stockholder of the Company. Accordingly, Merger Sub and Bristol-Myers Squibb intend to effect a “short form” merger in which Merger Sub is merged with and into the Company, with the Company surviving the Merger and continuing as a wholly-owned subsidiary of the Bristol-Myers Squibb. In the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger, other than Shares held by the Company in treasury, Bristol-Myers Squibb or Merger Sub immediately prior to the effective time of the Merger, or any stockholder of the Company who is entitled to and properly exercises appraisal rights under Delaware law, will automatically be converted into the right to receive the Offer Price in cash, without interest and less any applicable withholding taxes. All Shares converted into the right to receive the Offer Price shall be canceled and cease to exist. In addition, upon completion of the Merger, the common stock of the company will cease to be traded on NASDAQ.

On August 8, 2012, Bristol-Myers Squibb issued a press release announcing the expiration and results of the Offer. The full text of the press release is attached hereto as Exhibit (a)(5)(M) and is incorporated herein by reference.”

ITEM 9.         EXHIBITS.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following text thereto:

Exhibit No.	Description

(a)(5)(M)	Press Release issued by Bristol-Myers Squibb Company, dated August 8, 2012 (incorporated by reference to Exhibit (a)(5)(P) to the Schedule TO).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 7 to the Schedule 14D-9 is true, complete and correct.

AMYLIN PHARMACEUTICALS, INC.

By:	/s/ Harry J. Leonhardt
	Name:	Harry J. Leonhardt
	Title:	Senior Vice President, Legal and
Compliance, and Corporate
Secretary

Dated: August 8, 2012

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